Exhibit 99.1



**NEWS RELEASE**

Media Contact:      Doug Kline
                    Sempra Energy
                    (877) 866-2066
                    www.sempra.com

Financial Contact:  Glen Donovan
                    Sempra Energy
                    (877) 736-7727
                    investor@sempra.com

# SEMPRA ENERGY REPORTS HIGHER
# NET INCOME IN FIRST QUARTER 2008

- **Commodities Joint Venture Launched**
- **$1 Billion Share-Repurchase Program Initiated**
- **Baja California Terminal Receives First LNG Cargo**

SAN DIEGO, May 2, 2008 – Sempra Energy (NYSE: SRE) today reported first-quarter 2008 net income of $242 million, or $0.92 per diluted share, up 7 percent per share over first-quarter 2007 net income of $228 million, or $0.86 per diluted share.

"This is a milestone year for Sempra Energy, our 10th anniversary," said Donald E. Felsinger, chairman and chief executive officer of Sempra Energy.  "Since Sempra Energy's inception, our average annual total return to shareholders has been 12 percent, more than twice the returns of the major market indices.

"We will continue to produce strong results in the future, based on the significant progress we have made on our key operational initiatives.  We have completed our new Baja California liquefied natural gas (LNG) terminal, started flowing gas on the western half of the Rockies Express Pipeline and launched our global commodities joint venture.  By year-end, several other projects will be online, including our new Louisiana LNG terminal. We also have begun a major share-repurchase program and are committed to increasing our dividend at an accelerated rate going forward."

-more-

On April 1, Sempra Energy and The Royal Bank of Scotland completed the transaction to form a global commodities joint venture, RBS Sempra Commodities. The operations of Sempra Commodities now have been acquired by the joint venture. Last month, Sempra Energy initiated a $1 billion share-repurchase program to be completed in the fourth quarter 2008. The $1 billion program is part of a planned repurchase program expected to total $1.5 billion to $2 billion. Sempra Energy's board of directors also expects to increase the company's dividend by 9 percent, to $1.40 per share on an annualized basis from the current annualized rate of $1.28 per share, beginning with the quarterly payout in July.

**SUBSIDIARY OPERATING RESULTS**

**Sempra Utilities**

Net income for Sempra Utilities — San Diego Gas & Electric (SDG&E) and Southern California Gas Co. (SoCalGas) — rose 12 percent to $131 million in the first quarter 2008 from $117 million in the prior-year's quarter.

SDG&E's first-quarter net income rose to $74 million in 2008 from $62 million in 2007, due primarily to a favorable resolution of prior-years' income-tax issues in 2008.

SoCalGas' first-quarter 2008 net income was $57 million, compared with $55 million in the first quarter 2007.

**Sempra Commodities**

Sempra Commodities earned $59 million in first quarter 2008, compared with first-quarter 2007 earnings of $71 million. In last year's first quarter, Sempra Commodities benefited from an $18 million net gain on the sale of an equity investment. This year, the company has generated improved operating margins in power trading and natural gas, offset by a $17 million write-down related to a credit issue with a mining counterparty.

**Sempra Generation**

First-quarter net income for Sempra Generation was $45 million in 2008, compared with $54 million in 2007, due primarily to $6 million in mark-to-market earnings and higher net interest income, both last year.

**Sempra Pipelines & Storage**

Sempra Pipelines & Storage's net income increased to $26 million in the first quarter 2008 from $16 million in last year's first quarter, due primarily to the start-up of the western half of the Rockies Express Pipeline and the beneficial impact of currency-exchange rates on the company's South American operations.

The first half of the 1,600-mile Rockies Express natural gas pipeline is in service, and Sempra Pipelines & Storage and its project partners expect it to be completed later this month. The eastern half of the pipeline is being permitted and is expected to begin operating by year-end.

**Sempra LNG**

Sempra LNG recorded a net loss of $9 million, compared with a net loss of $10 million in the first quarter 2007.

Sempra LNG's new Energía Costa Azul LNG receipt terminal in Baja California, Mexico, has received its first LNG cargo and is in the final testing phase before commencing commercial operations in the second quarter.

**INTERNET BROADCAST**

Sempra Energy will broadcast a live discussion of its earnings results over the Internet today at 1 p.m. EDT with senior management of the company. Access is available by logging onto the Web site at www.sempra.com. For those unable to log onto the live webcast, the teleconference will be available on replay a few hours after its conclusion by dialing (888) 203-1112 and entering passcode 5475510.

-more-

Sempra Energy, based in San Diego, is a Fortune 500 energy services holding company with 2007 revenues of more than $11 billion. The Sempra Energy companies' 13,500 employees serve more than 29 million consumers worldwide.

*Income-statement information by business unit is available on Sempra Energy's Web site at http://www.sempra.com/downloads/1Q2008.pdf.*

*This press release contains statements that are not historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When the company uses words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "would," "could," "should," or similar expressions, or when the company discusses its strategy or plans, the company is making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future results may differ materially from those expressed in the forward-looking statements. Forward-looking statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others: local, regional, national and international economic, competitive, political, legislative and regulatory conditions and developments; actions by the California Public Utilities Commission, California State Legislature, California Department of Water Resources, Federal Energy Regulatory Commission, Federal Reserve Board, U.K. Financial Services Authority and other regulatory bodies in the United States and other countries; capital market conditions, inflation rates, interest rates and exchange rates; energy and trading markets, including the timing and extent of changes in commodity prices; the availability of electric power, natural gas and liquefied natural gas; weather conditions and conservation efforts; war and terrorist attacks; business, regulatory, environmental, and legal decisions and requirements; the status of deregulation of retail natural gas and electricity delivery; the timing and success of business development efforts; the resolution of litigation; and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the company. These risks and uncertainties are further discussed in the company's reports filed with the Securities and Exchange Commission that are available through the EDGAR system without charge at its Web site, www.sec.gov and on the company's Web site, www.sempra.com.*

*Sempra LNG and Sempra Pipelines & Storage are not the same companies as the utilities, SDG&E or SoCalGas, and are not regulated by the California Public Utilities Commission. Sempra Energy Trading, doing business as Sempra Commodities, and Sempra Generation are not the same companies as the utilities, SDG&E or SoCalGas, and the California Public Utilities Commission does not regulate the terms of their products and services.*

# # #

# SEMPRA ENERGY
## Table A

### *STATEMENTS OF CONSOLIDATED INCOME*

| | Three months ended March 31, | |
|---|---|---|
| (Dollars in millions, except per share amounts) | 2008 | 2007 |
| | (unaudited) | |
| **Operating revenues** | | |
| Sempra Utilities | $ 2,290 | $ 2,059 |
| Sempra Global and parent | 980 | 945 |
| Total operating revenues | 3,270 | 3,004 |
| **Operating expenses** | | |
| Sempra Utilities: | | |
| Cost of natural gas | 1,235 | 1,050 |
| Cost of electric fuel and purchased power | 163 | 149 |
| Sempra Global and parent: | | |
| Cost of natural gas, electric fuel and purchased power | 409 | 336 |
| Other cost of sales | 136 | 319 |
| Other operating expenses | 698 | 633 |
| Depreciation and amortization | 175 | 169 |
| Franchise fees and other taxes | 83 | 81 |
| Total operating expenses | 2,899 | 2,737 |
| **Operating income** | 371 | 267 |
| Other income, net | 25 | 11 |
| Interest income | 14 | 26 |
| Interest expense | (60) | (70) |
| Preferred dividends of subsidiaries | (2) | (2) |
| **Income from continuing operations before income taxes and** | | |
| **equity in earnings of certain unconsolidated subsidiaries** | 348 | 232 |
| Income tax expense | 127 | 63 |
| Equity in earnings of certain unconsolidated subsidiaries | 21 | 58 |
| **Income from continuing operations** | 242 | 227 |
| Discontinued operations, net of income tax | - | 1 |
| **Net income** | $ 242 | $ 228 |
| | | |
| **Basic earnings per share:** | | |
| Income from continuing operations | $ 0.94 | $ 0.88 |
| Discontinued operations, net of income tax | - | - |
| Net income | $ 0.94 | $ 0.88 |
| **Weighted-average number of shares outstanding (thousands)** | 258,624 | 259,459 |
| | | |
| **Diluted earnings per share:** | | |
| Income from continuing operations | $ 0.92 | $ 0.86 |
| Discontinued operations, net of income tax | - | - |
| Net income | $ 0.92 | $ 0.86 |
| **Weighted-average number of shares outstanding (thousands)** | 262,671 | 263,996 |
| | | |
| **Dividends declared per share of common stock** | $ 0.32 | $ 0.31 |

# SEMPRA ENERGY
## Table B

## CONSOLIDATED BALANCE SHEETS

| (Dollars in millions) | March 31, 2008 | | December 31, 2007 | |
|---|---|---|---|---|
| | | (unaudited) | | |
| **Assets** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 806 | $ | 668 |
| Restricted cash | | - | | 1 |
| Short-term investments | | 413 | | - |
| Accounts receivable, net | | 1,135 | | 1,074 |
| Income taxes receivable | | - | | 99 |
| Deferred income taxes | | 301 | | 247 |
| Trading-related receivables and deposits, net | | 2,843 | | 2,719 * |
| Derivative trading instruments | | 2,870 | | 2,170 * |
| Commodities owned | | 1,621 | | 2,231 |
| Inventories | | 103 | | 224 |
| Regulatory assets | | 55 | | 106 |
| Other | | 323 | | 425 * |
| Total current assets | | 10,470 | | 9,964 |
| | | | | |
| Investments and other assets: | | | | |
| Regulatory assets arising from fixed-price contracts and other derivatives | | 295 | | 309 |
| Regulatory assets arising from pension and other postretirement benefit obligations | | 167 | | 162 |
| Other regulatory assets | | 474 | | 460 |
| Nuclear decommissioning trusts | | 701 | | 739 |
| Investments | | 1,494 | | 1,243 |
| Sundry | | 965 | | 956 |
| Total investments and other assets | | 4,096 | | 3,869 |
| Property, plant and equipment, net | | 15,288 | | 14,884 |
| Total assets | $ | 29,854 | $ | 28,717 |
| | | | | |
| **Liabilities and Shareholders' Equity** | | | | |
| Current liabilities: | | | | |
| Short-term debt | $ | 1,630 | $ | 1,064 |
| Accounts payable | | 1,241 | | 1,563 |
| Due to unconsolidated affiliate | | 60 | | 60 |
| Income taxes payable | | 78 | | - |
| Trading-related payables | | 1,977 | | 2,265 * |
| Derivative trading instruments | | 2,189 | | 1,672 * |
| Commodities sold with agreement to repurchase | | 502 | | 500 |
| Dividends and interest payable | | 155 | | 145 |
| Regulatory balancing accounts, net | | 585 | | 481 |
| Current portion of long-term debt | | 23 | | 7 |
| Other | | 1,484 | | 1,263 * |
| Total current liabilities | | 9,924 | | 9,020 |
| Long-term debt | | 4,589 | | 4,553 |
| | | | | |
| Deferred credits and other liabilities: | | | | |
| Due to unconsolidated affiliate | | 102 | | 102 |
| Customer advances for construction | | 154 | | 153 |
| Pension and other postretirement benefit obligations, net of plan assets | | 439 | | 434 |
| Deferred income taxes | | 510 | | 531 |
| Deferred investment tax credits | | 60 | | 61 |
| Regulatory liabilities arising from removal obligations | | 2,519 | | 2,522 |
| Asset retirement obligations | | 1,134 | | 1,129 |
| Other regulatory liabilities | | 261 | | 265 |
| Fixed-price contracts and other derivatives | | 345 | | 332 |
| Deferred credits and other | | 910 | | 949 |
| Total deferred credits and other liabilities | | 6,434 | | 6,478 |
| Preferred stock of subsidiaries | | 179 | | 179 |
| Minority interests | | 151 | | 148 |
| Shareholders' equity | | 8,577 | | 8,339 |
| Total liabilities and shareholders' equity | $ | 29,854 | $ | 28,717 |

* December 31, 2007 amounts have been reclassified due to the adoption of FASB Staff Position FIN 39-1.

# SEMPRA ENERGY
## Table C

### *CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS*

| | Three months ended March 31, | |
|---|---|---|
| (Dollars in millions) | 2008 | 2007 |
| | (unaudited) | |
| **Cash Flows from Operating Activities:** | | |
| Net income | $ 242 | $ 228 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Discontinued operations | - | (1) |
| Depreciation and amortization | 175 | 169 |
| Deferred income taxes and investment tax credits | (58) | (104) |
| Equity in income of unconsolidated subsidiaries | (27) | (52) |
| Other | 32 | 20 |
| Net changes in other working capital components | 390 | 1,115 |
| Changes in other assets | (3) | 16 |
| Changes in other liabilities | (22) | (7) |
| Net cash provided by continuing operations | 729 | 1,384 |
| Net cash used in discontinued operations | - | (1) |
| Net cash provided by operating activities | 729 | 1,383 |
| | | |
| **Cash Flows from Investing Activities:** | | |
| Expenditures for property, plant and equipment | (544) | (423) |
| Proceeds from sale of assets | 10 | 32 |
| Expenditures for investments | (579) | (5) |
| Distributions from investments | 4 | - |
| Purchases of nuclear decommissioning and other trust assets | (134) | (211) |
| Proceeds from sales by nuclear decommissioning and other trusts | 135 | 213 |
| Other | (1) | (6) |
| Net cash used in investing activities | (1,109) | (400) |
| | | |
| **Cash Flows from Financing Activities:** | | |
| Common dividends paid | (82) | (79) |
| Issuances of common stock | 4 | 16 |
| Repurchases of common stock | (2) | - |
| Increase (decrease) in short-term debt, net | 566 | (151) |
| Issuance of long-term debt | 52 | 2 |
| Payments on long-term debt | (10) | (35) |
| Other | (10) | 2 |
| Net cash provided by (used in) financing activities | 518 | (245) |
| | | |
| Increase in cash and cash equivalents | 138 | 738 |
| Cash and cash equivalents, January 1 | 668 | 920 |
| Cash and cash equivalents, March 31 | $ 806 | $ 1,658 |

# SEMPRA ENERGY
## Table D

*BUSINESS UNIT EARNINGS AND CAPITAL EXPENDITURES & INVESTMENTS (Unaudited)*

| (Dollars in millions) | Three months ended March 31, | |
|---|---|---|
| | 2008 | 2007 |
| **Net Income** | | |
| Sempra Utilities: | | |
| San Diego Gas & Electric | $ 74 | $ 62 |
| Southern California Gas | 57 | 55 |
| Total Sempra Utilities | 131 | 117 |
| Sempra Global: | | |
| Sempra Commodities | 59 | 71 |
| Sempra Generation | 45 | 54 |
| Sempra Pipelines & Storage | 26 | 16 |
| Sempra LNG | (9) | (10) |
| Total Sempra Global | 121 | 131 |
| Parent & Other | (10) | (21) |
| Continuing Operations | 242 | 227 |
| Discontinued Operations, Net of Income Tax | - | 1 |
| Consolidated Net Income | $ 242 | $ 228 |

| (Dollars in millions) | Three months ended March 31, | |
|---|---|---|
| | 2008 | 2007 |
| **Capital Expenditures and Investments** | | |
| Sempra Utilities: | | |
| San Diego Gas & Electric | $ 471 * | $ 157 |
| Southern California Gas | 116 | 86 |
| Total Sempra Utilities | 587 | 243 |
| Sempra Global: | | |
| Sempra Commodities | 37 | 13 |
| Sempra Generation | 11 | 1 |
| Sempra Pipelines & Storage | 209 | 79 |
| Sempra LNG | 97 | 86 |
| Total Sempra Global | 354 | 179 |
| Parent & Other | 182 * | 6 |
| Consolidated Capital Expenditures and Investments | $ 1,123 | $ 428 |

\* Amounts for SDG&E and Parent & Other include the purchase of $236 and $177, respectively, of industrial development bonds.

# SEMPRA ENERGY
## Table E

### *OTHER OPERATING STATISTICS (Unaudited)*

| | Three months ended March 31, | | | |
|---|---|---|---|---|
| ***SEMPRA UTILITIES*** | **2008** | | **2007** | |
| Revenues (Dollars in millions) | | | | |
|     SDG&E (excludes intercompany sales) | $ | 742 | $ | 705 |
|     SoCalGas (excludes intercompany sales) | $ | 1,548 | $ | 1,354 |
| Gas Sales (bcf) | | 144 | | 141 |
| Transportation and Exchange (bcf) | | 138 | | 120 |
| Total Deliveries (bcf) | | 282 | | 261 |
| Total Gas Customers (Thousands) | | 6,543 | | 6,487 |
| Electric Sales (Millions of kWhs) | | 4,275 | | 4,190 |
| Direct Access (Millions of kWhs) | | 765 | | 778 |
| Total Deliveries (Millions of kWhs) | | 5,040 | | 4,968 |
| Total Electric Customers (Thousands) | | 1,366 | | 1,357 |
| | | | | |
| ***SEMPRA GENERATION*** | | | | |
| Power Sold (Millions of kWhs) | | 5,612 | | 5,377 |
| | | | | |
| ***SEMPRA PIPELINES & STORAGE*** | | | | |
| (Represents 100% of these subsidiaries, although only the Mexican subsidiaries are 100% owned by Sempra Energy). | | | | |
| Natural Gas Sales (bcf) | | | | |
|     Argentina | | 71 | | 63 |
|     Mexico | | 12 | | 11 |
|     Chile | | - | | - |
| Natural Gas Customers (Thousands) | | | | |
|     Argentina | | 1,613 | | 1,552 |
|     Mexico | | 95 | | 101 |
|     Chile | | 39 | | 39 |
| Electric Sales (Millions of kWhs) | | | | |
|     Peru | | 1,362 | | 1,269 |
|     Chile | | 664 | | 665 |
| Electric Customers (Thousands) | | | | |
|     Peru | | 815 | | 793 |
|     Chile | | 553 | | 538 |

# SEMPRA ENERGY
## Table E (Continued)

**SEMPRA COMMODITIES**

| Margin* (Dollars in millions) | Three months ended March 31, 2008 | | 2007 |
|---|---|---|---|
| Geographical: | | | |
| North America | $ 241 | $ | 104 |
| Europe/Asia | 48 | | 63 |
| Total | $ 289 | $ | 167 |
| | | | |
| Product Line: | | | |
| Natural Gas | $ (2) | $ | (56) |
| Power | 163 | | 82 |
| Oil - Crude & Products | 50 | | 57 |
| Metals | 48 | | 60 |
| Other | 30 | | 24 |
| Total | $ 289 | $ | 167 |

* Margin is a non-GAAP financial measure, consisting of operating revenues less cost of sales (primarily transportation and storage costs), both GAAP financial measures, reduced by certain transaction-related execution costs (primarily brokerage and other fees) and net interest income/expense, as follows:

| (Dollars in millions) | Three months ended March 31, 2008 | | 2007 |
|---|---|---|---|
| Revenues | $ 457 | $ | 512 |
| Cost of sales | (136) | | (319) |
| | 321 | | 193 |
| Other related costs | (32) | | (26) |
| Margin | $ 289 | $ | 167 |

| Effect of EITF 02-3 (Dollars in millions) | Three months ended March 31, 2008 | | 2007 |
|---|---|---|---|
| Mark-to-Market Earnings * | $ 86 | $ | 157 |
| Effect of EITF 02-3 ** | (27) | | (86) |
| GAAP Net Income | $ 59 | $ | 71 |

* Represents earnings from the fair market value of all commodities transactions. This metric is a useful measurement of profitability because it simultaneously recognizes changes in the various components of transactions and reflects how the business is managed.
** Consists of the income statement effect of not recognizing changes in the fair market value of certain physical inventories, capacity contracts for transportation and storage, and derivative hedging activities related to synthetic fuels tax credits.

| Net Unrealized Revenue (Dollars in millions) | Fair Market Value March 31, 2008 | Scheduled Maturity (in months) 0 - 12 | 13 - 24 | 25 - 36 | > 36 |
|---|---|---|---|---|---|
| OTC Fair Value of forwards, swaps and options (1) | $ 1,218 | $ 958 | $ 57 $ | 60 $ | 143 |
| Maturity of OTC Fair Value - Cumulative Percentages | | 78.7% | 83.3% | 88.3% | 100.0% |
| | | | | | |
| Exchange Contracts (2) | (79) | (191) | 146 | (20) | (14) |
| Total Net Unrealized Revenue at March 31, 2008 | $ 1,139 | $ 767 | $ 203 $ | 40 $ | 129 |
| Net Unrealized Revenue - Cumulative Percentages | | 67.3% | 85.2% | 88.7% | 100.0% |

(1) The present value of unrealized revenue to be received or (paid) from outstanding OTC contracts. Under FSP FIN 39-1, this net unrealized revenue is offset on the balance sheet by collateral of $515 pursuant to master netting arrangements.
(2) Cash received or (paid) associated with open Exchange Contracts.

| Credit Quality of Unrealized Trading Assets (net of margin) | March 31, 2008 | December 31, 2007 |
|---|---|---|
| Commodity Exchanges | 17% | 9% |
| Investment Grade | 56% | 54% |
| Below Investment Grade | 27% | 37% |

| Risk Adjusted Performance Indicators (Mark-to-Market Basis) | Three months ended March 31, 2008 | 2007 |
|---|---|---|
| VaR at 95% (Dollars in millions) (1) | $ 16.2 $ | 10.3 |
| VaR at 99% (Dollars in millions) (2) | $ 22.8 $ | 14.5 |

(1) Average Daily Value-at-Risk for the period using a 95% confidence level
(2) Average Daily Value-at-Risk for the period using a 99% confidence level

| Physical Statistics | Three months ended March 31, 2008 | 2007 |
|---|---|---|
| Natural Gas (Bcf/Day) | 14.2 | 12.4 |
| Electric (Billions of kWhs) | 150.1 | 122.9 |
| Oil & Liquid Products (Millions Bbls/Day) | 0.6 | 0.6 |